SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Press Release: Telecom Argentina S.A. announces consolidated results for the annual period (‘FY16’) and fourth quarter for fiscal year 2016 (‘4Q16’)

FOR IMMEDIATE RELEASE

Market Cap P$67.0 billion

March 8, 2017

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54 11) 4968-3743/3752

Telecom Argentina S.A.

announces consolidated results for the annual period (‘FY16’) and fourth quarter for fiscal year 2016 (‘4Q16’)

Consolidated Revenues amounted to P$53,240 million (+31.5% vs. FY15); Fixed Data +64.0% vs. FY15; Fixed Internet +31.6% vs. FY15; and Mobile business in Argentina +26.8% vs. FY15.

Mobile subscribers in Argentina reached 19.5 million in FY16.

Mobile Value Added Services in Argentina (Internet and Data): +30.3% vs. FY15; 62.3% of Service Revenues.

Mobile ARPU in Argentina increased to P$112.3 per month in FY16 (+22.7% vs. FY15).

ADSL ARPU increased to P$270.9 per month in FY16 (+30.6% vs. FY15); monthly churn reached 1.7% in FY16.

Consolidated Operating costs -including D&A and Results on write-down of PP&E- totaled P$45,480 million (+32.6% vs. FY15).

Operating Income Before Depreciation and Amortization reached P$14,424 million (+32.7% vs. FY15), 27.1% of consolidated revenues, continuing with the improvement in margins. In 4Q16 EBITDA margin represented 29.2% vs. 26.9% in 4Q15.

Net Income amounted to P$4,005 million (+16.6% vs. FY15). Net Income attributable to Telecom Argentina amounted to P$3,975 million (+16.8% vs. FY15). Net Income was influenced by higher depreciation and amortization costs due to higher Capex.

Capex increased to P$11,386 million in FY16 (+45.2% vs. FY15, excluding the spectrum payment performed in 2Q15), equivalent to 21.4% of Consolidated Revenues.

Net Financial Debt: P$5,892 million, an increase of P$3,615 million vs. FY15, after Telecom Argentina´s cash dividend distribution during 2016 and higher payments of Capex.

	As of December, 31
(in million P$, except where noted)	2016	2015	Δ $	Δ %
Consolidated Revenues	53,240	40,496	12,744	31.5%
Mobile Services	38,226	29,760	8,466	28.4%
Fixed Services	15,014	10,736	4,278	39.8%
Operating Income before D&A	14,424	10,866	3,558	32.7%
Operating Income	7,843	6,229	1,614	25.9%
Net Income attributable to Telecom Argentina	3,975	3,403	572	16.8%
Shareholders’ equity attributable to Telecom Argentina	19,336	17,194	2,142	12.5%
Net Financial Position - (Debt) / Cash	(5,892)	(2,277)	(3,615)	158.8%
CAPEX (excluding spectrum)	11,386	7,844	3,542	45.2%
Fixed lines in service (in thousand lines)	3,920	4,043	(123)	-3.0%
Mobile customers (in thousand)	22,052	22,201	(149)	-0.7%
Personal (Argentina)	19,514	19,656	(142)	-0.7%
Núcleo (Paraguay) -including Wimax customers-	2,538	2,546	(8)	-0.3%
Broadband accesses (in thousand)	1,738	1,814	(76)	-4.2%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	97.9	67.7	30.2	44.6%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	112.3	91.5	20.8	22.7%
Average Revenue per user (ARPU) ADSL (in P$)	270.9	207.4	63.5	30.6%

1	www.telecom.com.ar

Buenos Aires, March 8, 2017 - Telecom Argentina (‘Telecom’) - (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$4,005 million for the annual period ended December 31, 2016, or +16.6% when compared to FY15. Net income attributable to Telecom Argentina amounted to P$3,975 million (+16.8% vs. FY15).

	FY16	FY15	Δ $	Δ %
Consolidated Revenues (MMP$)	53,240	40,496	12,744	31.5%
Net Income attributable to Telecom Argentina(MMP$)	3,975	3,403	572	16.8%
Earnings attributable to Telecom per Share (P$)	4.1	3.5	0.6
Earnings attributable to Telecom per ADR (P$)	20.5	17.6	2.9
Operating Income before D&A *	27.1%	26.8%
Operating Income *	14.7%	15.4%
Net Income*	7.5%	8.5%
*As a percentage of Consolidated Revenues
Note: The average of ordinary shares outstanding amounted to 969,159,605.

During FY16, Consolidated Revenues increased by 31.5% to P$53,240 million (+P$12,744 million vs. FY15), mainly fueled by the Fixed Data and Broadband businesses and Mobile Services. Moreover, Operating Income reached P$7,843 million (+P$1,614 million or +25.9% vs. FY15).

Consolidated Operating Revenues

Mobile Services

As of December 31, 2016 clients with mobile services amounted to 22.1 million vs. 22.2 million as of FY15.

Third parties Revenues amounted to P$38,226 million (+28.4% vs. FY15) as a result of the strategy that promotes the use of mobile internet through a wide offer of 4G devices together with plans with higher volumes of data.

Telecom Personal in Argentina

As of December 31, 2016, Personal reached approximately 19.5 million subscribers in Argentina. Postpaid clients remain stable representing 33% of the subscriber base.

In FY16, third parties Revenues reached P$35,584 million (+P$7,530 million or +26.8% vs. FY15) while Service Revenues (excluding sales of equipment and devices) amounted to P$28,049 million (+26.0% vs. FY15), with 62.3% corresponding to VAS revenues (vs. 60.2% in FY15). VAS revenues amounted to P$17,468 million (+30.3% vs. FY15). Moreover, handset sales reached P$7,535 million, an increase of +30.0% vs. FY15, equivalent to 21.2% of total revenues.

Due to a higher consumption of VAS, the average monthly revenue per user (‘ARPU’) amounted to P$112.3 during FY16 (+22.7% vs. FY15) due to higher data consumption.

Mobile Customers & Revenues in Argentina (in billion P$)

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Commercial Initiatives

In terms of infrastructure during the quarter, the Company continued with the evolution of services through the deployment of the Personal 4G/LTE network at an unprecedented rhythm of execution. By the end of 2016, Personal reached 759 locations with coverage, where every provincial capitals and the AMBA region were covered. Together with this, an innovative work of digital radio link was inaugurated: the 4G Personal Service in La Quiaca, that allowed to connect La Quebrada de Humahuaca with broadband internet.

With the aim to promote the 4G experience among prepaid clients’, Personal launched a disruptive offer that allows, through the activation of internet on a daily basis, the unlimited usage of the instant messenger service ‘Whatsapp’.

At the same time, Personal continued to promote the upgrade of devices with discounts and special financing plans, such as the offer presented during Mothers’ Day and the launch of new innovative handsets.

As part of the actions associated to youth, Personal and Huawei presented the ‘Personal Fest 2016’, the most important music festival of Argentina, where 47.000 people enjoyed during 2 days music and outdoor entertainment, while more than 700.000 followed it via streaming.

Also, with the aim of supporting the technological and innovative developments that are performed in the country, the Telecom Group was the technological provider of ‘Campus Party’ (Meeting of innovation, science, creativity and digital entrepreneurship).

Telecom Personal in Paraguay (‘Núcleo’)

As of December 31, 2016, Núcleo’s subscriber base surpassed 2.5 million clients. Prepaid and postpaid customers represented 82% and 18%, respectively.

Núcleo generated revenues from third parties equivalent to P$2,642 million during FY16 (+54.9% vs. FY15). Value Added Services (“VAS”) revenues amounted to P$1,407 million (+59.9% vs. FY15) representing 59.1% of FY16 service revenues (vs. 56.9% in FY15). The evolution of Núcleo’s sales measured in pesos was influenced by the appreciation of the Guarani with respect to the Peso.

Fixed Services (Voice, Data & Internet)

During FY16, revenues generated by fixed services amounted to P$15,014 million, +39.8% vs. FY15; with Data revenues (+64.0% vs. FY15) and Internet (+31.6% vs. FY15) growing the most in the segment.

Voice

Total service revenues reached P$6,010 million in FY16 (+38.5% vs. FY15). This increase combines price increases in the corporate segment in February and September 2016 as well as in the retail segment, which became effective as of May 2016.

Mobile consumption of Telecom Personal in Argentina

(*) Includes reestimation of consumption of minutes and SMS per client

Lines in service & Fixed Voice Revenues (in billion P$)

3	www.telecom.com.ar

As a result of these increases, the average monthly revenue billed per user (‘ARBU’) reached P$97.9 in FY16, +44.6% vs. FY15.

Revenues generated by measured services totaled P$2,073 million, an increase of P$273 million or +15.2% vs. FY15 mainly due to a higher penetration of convergent plans that include domestic calls to fixed lines and mobile customers of Personal’s.

Monthly charges and supplementary services reached P$2,480 million, an increase of P$1,074 million or +76.4% vs. FY15 due to the above mentioned price increases.

Fixed and mobile interconnection revenues amounted to P$845 million (+22.6% vs. FY15). Meanwhile, other revenues totaled P$612 million (+37.8% vs. FY15). Both revenue lines were affected by price increases in rental of spaces and links, related to the FX variation as these services are denominated in foreign currency.

Data and Internet

Data service revenues (services mainly offered to the Corporate and Government segments) amounted to P$2,919 million (+P$1,139 million or +64.0% vs. FY15), gaining weight over total revenues of the fixed service and strengthening the position of Telecom as an integrated ICT provider (Datacenter, VPN, among others). This increase was mainly due to the FX rate variations that affected these contracts that are adjusted by the $/U$S exchange rate.

In line with the convergent proposal of services and positioning Telecom as a business solutions provider, an offer that combines connectivity and mobility together with domestic calls to fixed lines and mobile customers of Personal for the corporate segment was launched.

In parallel, Telecom and Microstrategy (a leading Company in Business Intelligence for all Companies and industries in the market) reached an agreement to offer Business Intelligence services housed at ‘Telecom’s Cloud’. This solution offers the possibility to hire the service without investing in IT infrastructure and software licenses through the Cloud modality.

Internet Service revenues totaled P$5,994 million (+P$1,438 million or +31.6% vs. FY15), mainly due to a commercial offer with higher speeds, where 6Mb and 10Mb lead the clients’ preference. In addition, 10Mb or Ultraboradband (UBB) subscriber base reached 36% of the customer base vs. 27% in FY15.

As of December 31, 2016, the subscriber base amounted to 1.7 million ADSL accesses representing 44.3% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached P$270.9 in FY16, +30.6% when compared to FY15.

Positioning the Company as an integrated service operator, the first convergent offer was presented, with Arnet at home and Personal in mobility, with the aim of satisfying the connectivity needs of the entire family. The proposal includes, apart from fixed and mobile broadband, unlimited calls to fixed lines and mobile customers of Personal throughout the country.

Broadband Acceses & Revenues

4	www.telecom.com.ar

Consolidated Operating Costs

Consolidated Operating Costs totaled P$45,480 million in FY16, an increase of P$11,169 million, or +32.6% vs. FY15 (including ‘Results of write-down of PP&E’ that resulted in a loss of P$383 million in FY16 vs. a loss of P$199 million in FY15). This increase in costs is mainly due to higher sales, the effect of a highly competitive environment in mobile and Internet business, the impact of higher direct and indirect labor costs, the increase in fees for services related to the suppliers’ price adjustment, and the increase in cost of handsets sold, among other cost items.

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$9,800 million (+35.1% vs. FY15), mainly affected by increases in salaries to unionized as well as non-unionized employees together with the social security contributions associated to the collective bargaining agreement set as of July 2016. Total employees at the end of the period amounted to 15,970.

- Interconnection costs and other telecommunication charges (including TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$2,553 million, +17.6% vs. FY15. This increase resulted from a higher volume of traffic in international outbound calls together with costs related to TLRD and roaming.

- Fees for services, maintenance, materials and supplies amounted to P$5,006 million (+27.7% vs. FY15), mainly due to costs’ increases as a consequence of FX variation in costs in foreign currency as well as costs in pesos due to higher costs recognized to suppliers.

- Taxes and fees with regulatory authorities reached P$5,125 million (+30.0% vs. FY15), impacted mainly by higher revenues as well as higher bank debit and credit taxes related to collection flows and suppliers payments and dividends paid during FY16 vs. FY15.

- Commissions (Commissions paid to agents, prepaid card commissions and others) totaled P$3,849 million (+20.5% vs. FY15), as a result of the increase in commissions paid to commercial channels as well as collection fees, both associated to the increase in handset sales. Agent commissions capitalized as SAC amounted to P$1,403 million (+19.7% vs. FY15).

- Cost of handsets sold totaled P$6,188 million (+34.7% vs. FY15), due to handsets sales with higher unit cost. Deferred costs from SAC amounted to P$130 million (+39.8% vs. FY15).

- Advertising amounted to P$874 million (+7.4% vs. FY15) due to campaigns performed by Personal with the aim of promoting 4G services in the country.

- Depreciation and Amortization reached P$6,198 million (+39.7% vs. FY15). PP&E depreciation amounted to P$4,358 million (+42.7% vs. FY15) resulting from the incorporation of assets related to the investment plan that the Group has been

Consolidated Costs
% Revenues

(*) includes results of write-down of PP&E

D&A (in billion P$)

5	www.telecom.com.ar

executing; amortization of SAC and service connection costs totaled P$1,474 million (+41.1% vs. FY15) meanwhile, amortization of 3G/4G licenses amounted P$338 million (+4.3% vs. FY15) and amortization of other intangible assets reached P$28 million (+21.7% vs. FY15).

- Other Costs totaled P$5,504 million (+45.3% vs. FY15). This increase was mainly due to VAS costs that totaled P$1,499 million (+19.3% vs. FY15), related to the increase of sales of those services, mainly in the mobile segment. Bad debt expenses reached P$1,228 million (+117.7% vs. FY15) mainly influenced by the financing plans for the sale of handsets in the mobile business. Bad debt expenses represented 2.7% of consolidated costs and 2.3% of consolidated revenues.

Consolidated Financial Results

Net Financial Results amounted to a loss of P$2,244 million, a variation of P$1,142 million vs. FY15. This was mainly due to a higher debt position that generated higher losses in net financial interests of P$1,483 million in FY16 (-P$957 million vs. FY15) and losses of FX results net of NDF instruments for P$1,055 million in FY16 (vs. a loss of P$1,140 million in FY15) mainly due to the peso depreciation that occurred in December 2015. Meanwhile, gains on mutual funds and other investments amounted to P$348 million (-P$253 million vs. FY15).

Consolidated Net Financial Position

As of December 31, 2016, Net Financial Position (Cash, Cash Equivalents and financial Investments minus Loans) resulted in a Debt Position of P$5,892 million, a variation of P$3,615 million when compared to the Net Financial Position as of December 31, 2015, after the cash dividend payment of Telecom Argentina for an amount of P$2,000 million distributed in May 2016 (P$700 million) and in August 2016 (P$1,300 million) and higher payments of capex.

Capital Expenditures

During FY16, the Company invested P$11,386 million (+45.2% vs. FY15 without considering the spectrum payment of P$2,256 million occurred in 2Q15). Of this amount, P$4,017 million was allocated to Fixed Services and P$7,369 million to Mobile services, focusing on improving network capacity with the aim of enhancing the customer experience and quality of the current and future services. In relative terms, Capex reached 21.4% of consolidated revenues vs. 19.4% in FY15 without considering the payment of 4G licenses that was made during 2015.

The principal investments of the Group are oriented to improve service quality and coverage. The constant investments in technology is one of the main key strategic pillars and are specifically focused on the coverage and capacity of the infrastructure and new service platforms to serve the increasing level of traffic and bandwidth generated by the consumption behavior of the customer base. Moreover, in the mobile business, Personal continued with the network deployment with 4G technology in the country, covering all the capital provinces, reaching 85% of coverage of population in those cities.

in million of P$	EE15	EE16
Net Interests	-$ 526	-$ 1,483
Gains on Mutual Funds & other inv.	$ 601	$ 348
FX results net of NDF instruments	-$ 1,140	-$ 1,055
Others	-$ 37	-$ 54
Total	-$ 1,102	-$ 2,244

Net Financial Debt
(in billion P$)

Capex (In billion P$)

6	www.telecom.com.ar

Relevant Matters

Loan with the International Finance Corporation (IFC)

On October 6, 2016 Personal and the IFC signed a loan agreement for an amount of U$S 400 million and for a six year period, payable in 8 equal half-yearly installments commencing on the 30th month, at a 6 month LIBO rate plus 400bp spread. This loan was used to deploy the 4G network and refinance short-term debt.

On October 26, 2016 Personal received the loan proceeds for an amount of U$S 392.5 million, net of expenses of U$S 7.5 million.

Telecom Personal Notes - Global Program and Series Issuance

Personal’s Ordinary and Extraordinary Shareholders’ Meeting held on December 2, 2010 had approved the creation of a Medium Term Note Program for a maximum circulation amount of U$S 500 million or its equivalent in other currencies, for a five year period. On October 13, 2011, the Comisión Nacional de Valores (“CNV”) had authorized the mentioned Program through Resolution No. 16,670.

Personal’s Ordinary Shareholders’ Meeting held on May 26, 2016 authorized to extend the due date of the Program and to expand the Program’s maximum circulation amount to U$S 1,000 million or its equivalent in other currencies.

On October 20, 2016, the CNV authorized the extension and expansion of the mentioned Program through Resolution No. 18,277. Under the Program, Personal issued Series with the following terms and conditions: Series III, denominated in pesos at a floating rate and with a maturity of 18 months from the date of issuance and settlement of November 16th, 2016, for a nominal value of $721,969,404; and Series IV, denominated in US dollars, at a fixed rate and with a maturity of 24 months from the same date of issuance and settlement as Series III, for a nominal value of U$S77,900,400.

The mentioned notes have a local risk rating issued by FIX SCR S.A. (Fitch Ratings) of “AA+ (arg)”, due to the credit quality and financial strength of Personal.

The mentioned issuances intended to contribute to develop the local capital markets and are aimed to promote the retail market. The proceeds from the issuance were applied, the refinancing of short-term debt.

Mandatory Public Tender Offer (“OPA”)

On February 24, 2016, Telecom Argentina was notified by Fintech Telecom, LLC’s of its intention to launch a Mandatory Public Tender Offer (the “OPA”) for all Class B common shares of Telecom Argentina listed on the Buenos Aires Securities Market, or Mercado de Valores de Buenos Aires S.A., resulting from a change of control event. On September 6, 2016, the CNV’s Board of Directors approved the terms of the OPA.

On November 7, 2016, Fintech informed the Company that, having ended the OPA’s offers reception period in Argentina, a total offer of 12,337,723 Class “B” shares were

7	www.telecom.com.ar

received and accepted, representing 1.253% of Telecom Argentina’s total capital. Simultaneously, Fintech had launched an OPA in the United States of America, where the offer period expired on November 23, 2016 and offers for 5,549,209 ADSs and 3,695 Class “B” shares were received and accepted.

Other Relevant Matters

Decree 1,340/16 – Refarming

Decree № 1,340/16, published in the Official Bulletin of January 2, 2017, introduced certain changes to Decree Nº 267/15 and implemented basic rules to reach a higher level of convergence of networks and services, under a competitive environment.

Among other matters the Decree establishes: -The limit term of 15 years for the protection of the last mile NGN networks used for broadband services deploy by ICT licensees; -That the Ministry of Communications (“MINCOM”) and/or the Communication Entity (“ENACOM”) will dictate the rules of administration, management and control of the radio electric spectrum; - That the Company, as well as the rest of the operators included in Section 94 of the Argentine Digital Law, will be able to registered the Broadcasting services via physical or radio electric links, as of the entry of force of the Decree, setting as the starting date for the provision of the said service in the AMBA region, and in the cities of Rosario (Santa Fe province) and Cordoba (Cordoba Province), January 1, 2018. The Decree sets that the initial date for the rest of the country will be determined by the ENACOM.

Resolution 5/2017

The Ministry of the Interior, Public Works and Housing published in the Official Bulletin Resolution № 5/2017, where it established the monthly rates in Argentine pesos for 2017 for the rent of terraces, ceilings, towers, lots or any other public buildings in order to install antenna infrastructure, equipment and installations associated to telecommunication services, information technologies and audiovisual communication. The objective is to unify the price according to the kind of antenna for the entire national territory. Initial rental values will be for the term of two years. After such period, the prices will be updated.

Resolutions 1,033 and 1,034/2017

The ENACOM approved changes in the frequency allocation of 2.5 GHz and 900 MHz for the mobile services. The regulator resolved the change in the allocation of the frequency bands between 905 MHz/ 915MHz; 950 MHz/ 960 MHZ and 2500 MHz/ 2690 MHz, to the mobile service with primary category, for the provision of advanced mobile communication services.

Resolution № 1,034/17 modifies the General Regulation of the Advanced Mobile Communication Service, which established that for the provision of 4G services the country was considered as a geographic area of exploitation. Now the operation of these services will be able to be local or regional.

In the case of 2.5 GHz, ENACOM established that the channeling model 2500-2570 and

8	www.telecom.com.ar

2620-2690 MHz for FDD and 2575-2620 for TDD (option 1 from the UIT), same as the one used in countries of the region that offer LTE using such frequencies.

Likewise, it was delegated to the Chairman of ENACOM the determination of the Unique Reference Value corresponding to every frequency band used for the mobile communication in 2.5 GHz. Also, ENACOM will have 15 working days to determine the locations, the service and coverage conditions over which the providers will be able to apply for the allocation of 2.5 GHz.

The rule clarifies that in the case of interference in the 2.5 GHz band; the services of the Community Closed Television Circuit by subscription through radioelectric link (CCTVS), allocated for such frequency, should migrate to bands between 12.2 and 12.7 GHz, in accordance to Resolution 2531/16. Meanwhile, systems classified as the Digital Multichannel (MXD) and point to point and point to multipoint services TV Program (TPMTV) operating currently in frequencies 2,500 and 2,690 MHz should migrate to frequencies above 6 GHz designated for such services.

As from now, all the projects presented for the usage of those frequencies, the Ministry of Communications will have 30 days to analyze and take the necessary actions provided in the Refarming Regulation.

Destination of Retained Earnings

In respect to the Retained Earnings, according to Section 27, Chapter II of Title II of the CNV Rules, (N.T 2013), Shareholders’ Meetings of Companies that exhibit cumulative positive results in their annual financial statements not subject to restrictions for its distribution, should adopt an express resolution regarding its allocation to either one or a combination of the following: cash dividend distribution, share capitalization or creation of reserves, where it should be specifically foreseen in the Agenda of the Shareholders Meeting that deals with the treatment of the distributable earnings.

In relation to these alternatives, the Board of Directors proposes:

a. To allocate the amount of the Retained Earnings of P$3,975 million to ‘Reserve for Future Cash Dividends’;

b. To release the amount of P$2,730 million from the ‘Voluntary Reserve for Future Capital Operations’, and transfer it to the ‘Reserve for Future Cash Dividends’; and

c. To release the amount of P$2,904 million from the ‘Voluntary Reserve for Future Investments’, to increase the ‘Reserve for Future Cash Dividends’.

Moreover, it is proposed that the Shareholders Meeting determines the amount to be withdrawn from the Reserve for Future Cash Dividends and the opportunity and conditions for the cash dividend payment to Shareholders, notwithstanding the faculty of the Board of Directors to determine the payment of anticipated dividends in accordance to that contemplated in Section 224, second paragraph of the General Corporations Law.

*********

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Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Ownership Structure

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s issued common stock. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of December 31, 2016, Telecom continued to have 984,380,978 shares issued and 969,159,605 shares outstanding.

For more information, please contact Investor Relations:

Pedro Insussarry (5411) 4968 3743	Solange Barthe Dennin (5411) 4968 3752	Luis F. Rial Ubago (5411) 4968 3718	Ruth Fuhrmann (5411) 4968 4448	Antonella Papaleo (5411) 4968 6236

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Mariano Marcelo Ibáñez

Chairman

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual period and Fourth Quarter - Fiscal Year 2016

(In million of Argentine pesos)

1-	Consolidated Balance Sheet
		12/31/16	12/31/15	Δ $	Δ %
	Cash and cash equivalents	3,945	870	3,075	—
	Investments	1,751	1,430	321	22.4%
	Trade receivables	7,577	5,663	1,914	33.8%
	Other Receivables	1,011	1,336	(325)	-24.3%
	Inventories	1,278	2,193	(915)	-41.7%
	Total current assets	15,562	11,492	4,070	35.4%
	Financial Investments	324	323	1	0.3%
	Trade receivables	208	481	(273)	-56.8%
	Property, plant and equipment (‘PP&E’)	23,165	17,963	5,202	29.0%
	Intangible assets	7,592	7,659	(67)	-0.9%
	Other Receivables	1,063	547	516	94.3%
	Total non-current assets	32,352	26,973	5,379	19.9%
	Total Assets	47,914	38,465	9,449	24.6%
	Trade payables	8,979	9,873	(894)	-9.1%
	Deferred revenues	443	477	(34)	-7.1%
	Financial debt	3,266	3,451	(185)	-5.4%
	Salaries and social security payables	1,610	1,261	349	27.7%
	Income tax payables	724	439	285	64.9%
	Other taxes payables	1,149	1,153	(4)	-0.3%
	Other liabilities	69	53	16	30.2%
	Provisions	271	207	64	30.9%
	Total current liabilities	16,511	16,914	(403)	-2.4%
	Trade payables	152	52	100	192.3%
	Deferred revenues	445	457	(12)	-2.6%
	Financial debt	8,646	1,449	7,197	—
	Salaries and social security payables	184	157	27	17.2%
	Deferred income tax liabilities	569	550	19	3.5%
	Income tax payables	7	10	(3)	-30.0%
	Other liabilities	170	101	69	68.3%
	Provisions	1,352	1,165	187	16.1%
	Total non-current liabilities	11,525	3,941	7,584	192.4%
	TOTAL LIABILITIES	28,036	20,855	7,181	34.4%

	Equity attributable to Telecom Argentina (Controlling Company)	19,336	17,194	2,142	12.5%
	Non-controlling interest	542	416	126	30.3%
	TOTAL EQUITY	19,878	17,610	2,268	12.9%
	TOTAL LIABILITIES AND EQUITY	47,914	38,465	9,449	24.6%

2-	Consolidated Loans
		12/31/16	12/31/15	Δ $	Δ %
	Bank overdraft - principal (Personal)	1,666	3,062	(1,396)	-45.6%
	Bank overdraft - principal (Telecom Argentina)	41	—	41	—
	Bank overdraft - principal (Núcleo)	—	84	(84)	-100.0%
	Banks loans (Personal)	620	—	620	—
	Banks loans (Nucleo)	219	193	26	13.5%
	Notes - principal (Personal)	566	—	566	—
	NDF	2	—	2	—
	Accrued interest (Personal)	145	104	41	39.4%
	Accrued interest (Núcleo)	7	8	(1)	-12.5%
	Total Current Loans	3,266	3,451	(185)	-5.4%
	Notes - principal (Personal)	2,084	713	1,371	192.3%
	Banks loans - principal (Personal)	6,234	509	5,725	—
	Banks loans -principal (Nucleo)	328	227	101	44.5%
	Total Non Current Loans	8,646	1,449	7,197	—
	Total Loans	11,912	4,900	7,012	143.1%

	Cash and cash equivalents, and Financial Investments	6,020	2,623	3,397	129.5%
	Net Financial Position - (Debt)	(5,892)	(2,277)	(3,615)	158.8%

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual period and Fourth Quarter - Fiscal Year 2016

(In million of Argentine pesos)

3-	Consolidated Income Statements
		12/31/16	12/31/15	Δ $	Δ %

	Revenues	53,240	40,496	12,744	31.5%
	Other income	83	44	39	88.6%
	Total Revenues & Other Income	53,323	40,540	12,783	31.5%
	Consolidated Operating Costs	(45,480)	(34,311)	(11,169)	32.6%
	Operating income	7,843	6,229	1,614	25.9%
	Finance results, net	(2,244)	(1,102)	(1,142)	103.6%
	Net income before income tax expense	5,599	5,127	472	9.2%
	Income tax expense	(1,594)	(1,692)	98	-5.8%
	Net income	4,005	3,435	570	16.6%

	Attributable to:
	Telecom Argentina (Controlling Company)	3,975	3,403	572	16.8%
	Non-controlling interest	30	32	(2)	-6.3%

	Operating income before D&A	14,424	10,866	3,558	32.7%
	As % of Revenues	27.1%	26.8%

	Finance Income and Expenses	12/31/16	12/31/15	Δ $	Δ %
	Finance Income
	Interest on time deposits	1	20	(19)	-95.0%
	Gains on investments (Notes and Bonds)	287	432	(145)	-33.6%
	Gains on Mutual Funds	61	169	(108)	-63.9%
	Interest on receivables	373	183	190	103.8%
	TUVES S.A. shares purchase option	11	9	2	22.2%
	Foreign currency exchange gains	273	316	(43)	-13.6%
	Others	—	1	(1)	-100.0%
	Total finance income	1,006	1,130	(124)	-11.0%
	Finance expenses
	Interest on financial debt	(1,613)	(566)	(1,047)	185.0%
	Interest on salaries and social security, other taxes and accounts payable	(37)	(26)	(11)	42.3%
	Interest on Provisions	(207)	(137)	(70)	51.1%
	Present value effect of salaries and social security and other taxes payables and other liabilities	(15)	(9)	(6)	66.7%
	Quinquennial financial costs	(38)	(28)	(10)	35.7%
	Foreign currency exchange losses	(1,328)	(1,456)	128	-8.8%
	Others	(12)	(10)	(2)	20.0%
	Total finance expenses	(3,250)	(2,232)	(1,018)	45.6%
		(2,244)	(1,102)	(1,142)	103.6%
4-	Consolidated Income Statements
	Three Months Comparison	12/31/16	12/31/15	Δ $	Δ %

	Revenues	14,422	11,906	2,516	21.1%
	Other income	49	29	20	69.0%
	Total Revenues & Other Income	14,471	11,935	2,536	21.2%
	Consolidated Operating Costs	(12,151)	(10,165)	(1,986)	19.5%
	Operating income	2,320	1,770	550	31.1%
	Finance results, net	(562)	(910)	348	-38.2%
	Net income before income tax expense	1,758	860	898	104.4%
	Income tax expense	(248)	(203)	(45)	22.2%
	Net income	1,510	657	853	129.8%

	Attributable to:
	Telecom Argentina (Controlling Company)	1,504	646	858	132.8%
	Non-controlling interest	6	11	(5)	-45.5%

	Operating income before D&A	4,216	3,202	1,014	31.7%
	As % of Revenues	29.2%	26.9%

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TELECOM ARGENTINA S.A.
Consolidated information
Annual period and Fourth Quarter - Fiscal Year 2016
(In million of Argentine pesos)

5-	Breakdown of the Income Statements

	12/31/16	12/31/15	Δ $	Δ %
REVENUES FROM SERVICES	45,354	34,480	10,874	31.5%
Fixed Services	14,923	10,675	4,248	39.8%
Voice	6,010	4,339	1,671	38.5%
Retail Voice	4,654	3,304	1,350	40.9%
Monthly Charges	2,480	1,406	1,074	76.4%
Measured Services	2,073	1,800	273	15.2%
Others	101	98	3	3.1%
Wholesale	1,356	1,035	321	31.0%
Interconnection (Fixed and Mobile)	845	689	156	22.6%
Others	511	346	165	47.7%
Data	2,919	1,780	1,139	64.0%
Internet	5,994	4,556	1,438	31.6%

Mobiles Sevices	30,431	23,805	6,626	27.8%
Telecom Personal	28,049	22,258	5,791	26.0%
Voice	10,581	8,848	1,733	19.6%
Retail Voice	8,503	6,964	1,539	22.1%
Monthly Charges	5,113	4,009	1,104	27.5%
Measured Services	2,007	1,977	30	1.5%
Roaming	275	270	5	1.9%
Others	1,108	708	400	56.5%
Wholesale	2,078	1,884	194	10.3%
Interconnection	1,711	1,548	163	10.5%
Roaming	283	285	(2)	-0.7%
Mobile leases	84	51	33	64.7%
Data	6,636	7,156	(520)	-7.3%
Internet	10,832	6,254	4,578	73.2%

Núcleo	2,382	1,547	835	54.0%
Voice	975	667	308	46.2%
Retail Voice	847	565	282	49.9%
Monthly Charges	309	210	99	47.1%
Measured Services	357	257	100	38.9%
Roaming	17	15	2	13.3%
Others	164	83	81	97.6%
Wholesale	128	102	26	25.5%
Interconnection - Fixed and mobile	115	78	37	47.4%
Roaming	1	17	(16)	-94.1%
Others	12	7	5	71.4%
Data	429	313	116	37.1%
Internet	978	567	411	72.5%

REVENUES FROM EQUIPMENT SALES	7,886	6,016	1,870	31.1%
Fixed Services	91	61	30	49.2%
Mobiles Sevices	7,795	5,955	1,840	30.9%
Equipments (Personal)	7,535	5,796	1,739	30.0%
Equipments (Núcleo)	260	159	101	63.5%
REVENUES	53,240	40,496	12,744	31.5%

OTHER INCOME	83	44	39	88.6%
Fixed	66	39	27	69.2%
Mobile	17	5	12	—

TOTAL REVENUES & OTHER INCOME	53,323	40,540	12,783	31.5%

13	www.telecom.com.ar

TELECOM ARGENTINA S.A.
Consolidated information
Annual period and Fourth Quarter - Fiscal Year 2016
(In million of Argentine pesos)

6-	BREAKDOWN OF THE INCOME STATEMENTS

Three Months Comparison
	12/31/16	12/31/15	Δ $	Δ %
REVENUES FROM SERVICES	12,480	9,512	2,968	31.2%
Fixed Services	4,111	2,999	1,112	37.1%
Voice	1,682	1,226	456	37.2%
Retail Voice	1,321	925	396	42.8%
Monthly Charges	744	414	330	79.7%
Measured Services	549	485	64	13.2%
Others	28	26	2	7.7%
Wholesale	361	301	60	19.9%
Interconnection (Fixed and Mobile)	225	205	20	9.8%
Others	136	96	40	41.7%
Data	786	490	296	60.4%
Internet	1,643	1,283	360	28.1%

Mobiles Sevices	8,369	6,513	1,856	28.5%
Telecom Personal	7,752	6,095	1,657	27.2%
Voice	2,884	2,344	540	23.0%
Retail Voice	2,248	1,855	393	21.2%
Monthly Charges	1,418	1,058	360	34.0%
Measured Services	462	534	(72)	-13.5%
Roaming	71	61	10	16.4%
Others	297	202	95	47.0%
Wholesale	636	489	147	30.1%
Interconnection	543	404	139	34.4%
Roaming	71	60	11	18.3%
Mobile leases	22	25	(3)	-12.0%
Data	1,533	1,780	(247)	-13.9%
Internet	3,335	1,971	1,364	69.2%

Núcleo	617	418	199	47.6%
Voice	236	146	90	61.6%
Retail Voice	219	124	95	76.6%
Monthly Charges	80	36	44	122.2%
Measured Services	101	56	45	80.4%
Roaming	4	7	(3)	-42.9%
Others	34	25	9	36.0%
Wholesale	17	22	(5)	-22.7%
Interconnection	29	21	8	38.1%
Roaming	(15)	(1)	(14)	—
Others	3	2	1	50.0%
Data	108	93	15	16.1%
Internet	273	179	94	52.5%

REVENUES FROM EQUIPMENT SALES	1,942	2,394	(452)	-18.9%
Fixed Services	13	13	—	0.0%
Mobiles Sevices	1,929	2,381	(452)	-19.0%
Equipments (Personal)	1,886	2,328	(442)	-19.0%
Equipments (Núcleo)	43	53	(10)	-18.9%
REVENUES	14,422	11,906	2,516	21.1%

OTHER INCOME	49	29	20	69.0%
Fixed	41	27	14	51.9%
Mobile	8	2	6	—

TOTAL REVENUES & OTHER INCOME	14,471	11,935	2,536	21.2%

14	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual period and Fourth Quarter - Fiscal Year 2016

(In million of Argentine pesos)

7-	Consolidated Income Statements

	12/31/16	12/31/15	Δ $	Δ %
Revenues	53,240	40,496	12,744	31.5%
Other income	83	44	39	88.6%
Total Revenues & Other Income	53,323	40,540	12,783	31.5%
Employee benefit expenses and severance payments	(9,800)	(7,253)	(2,547)	35.1%
Interconnection costs and other telecommunication charges	(2,553)	(2,170)	(383)	17.6%
Fees for services, maintenance, materials and supplies	(5,006)	(3,919)	(1,087)	27.7%
Taxes and fees with the Regulatory Authority	(5,125)	(3,943)	(1,182)	30.0%
Commissions	(3,849)	(3,193)	(656)	20.5%
Cost of equipments and handsets	(6,188)	(4,595)	(1,593)	34.7%
Advertising	(874)	(814)	(60)	7.4%
Cost of Value Added Services	(1,499)	(1,256)	(243)	19.3%
Provisions	(187)	(113)	(74)	65.5%
Bad debt expenses	(1,228)	(564)	(664)	117.7%
Other operating expenses	(2,590)	(1,854)	(736)	39.7%
Subtotal Operating costs before D&A	(38,899)	(29,674)	(9,225)	31.1%
Operating income before D&A	14,424	10,866	3,558	32.7%
D&A	(6,198)	(4,438)	(1,760)	39.7%
Results on write-down of PP&E	(383)	(199)	(184)	92.5%
Operating income	7,843	6,229	1,614	25.9%
Finance Income	1,006	1,130	(124)	-11.0%
Finance Expenses	(3,250)	(2,232)	(1,018)	45.6%
Net income before income tax expense	5,599	5,127	472	9.2%
Income tax expense	(1,594)	(1,692)	98	-5.8%
Net Income	4,005	3,435	570	16.6%
Attributable to:
Telecom Argentina (Controlling Company)	3,975	3,403	572	16.8%
Non-controlling interest	30	32	(2)	-6.3%

15	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual period and Fourth Quarter - Fiscal Year 2016

(In million of Argentine pesos)

8-	CONSOLIDATED INCOME STATEMENTS
Three Months Comparison

	12/31/16	12/31/15	Δ $	Δ %
Revenues	14,422	11,906	2,516	21.1%
Other income	49	29	20	69.0%
Total Revenues & Other Income	14,471	11,935	2,536	21.2%
Employee benefit expenses and severance payments	(2,587)	(1,961)	(626)	31.9%
Interconnection costs and other telecommunication charges	(599)	(611)	12	-2.0%
Fees for services, maintenance, materials and supplies	(1,426)	(1,059)	(367)	34.7%
Taxes and fees with the Regulatory Authority	(1,326)	(1,102)	(224)	20.3%
Commissions	(1,054)	(998)	(56)	5.6%
Cost of equipments and handsets	(1,557)	(1,804)	247	-13.7%
Advertising	(326)	(223)	(103)	46.2%
Cost of Value Added Services	(357)	(346)	(11)	3.2%
Provisions	(81)	61	(142)	—
Bad debt expenses	(384)	(154)	(230)	149.4%
Other operating expenses	(558)	(536)	(22)	4.1%
Subtotal Operating costs before D&A	(10,255)	(8,733)	(1,522)	17.4%
Operating income before D&A	4,216	3,202	1,014	31.7%
D&A	(1,713)	(1,284)	(429)	33.4%
Results on write-down of PP&E	(183)	(148)	(35)	23.6%
Operating income	2,320	1,770	550	31.1%
Finance Income	405	593	(188)	-31.7%
Finance Expenses	(967)	(1,503)	536	-35.7%
Net income before income tax expense	1,758	860	898	104.4%
Income tax expense	(248)	(203)	(45)	22.2%
Net Income	1,510	657	853	129.8%
Attributable to:
Telecom Argentina (Controlling Company)	1,504	646	858	132.8%
Non-controlling interest	6	11	(5)	-45.5%

16	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 10, 2017	By:	/s/ Pedro G. Insussarry
		Name:	Pedro G. Insussarry
		Title:	Responsible for Market Relations